Exhibit 14.1
VI-12 Standards of Business Conduct
AMERICAN PACIFIC CORPORATION & SUBSIDIARIES
Policy and Procedures Manual
STANDARDS OF BUSINESS CONDUCT Policy Number VI-12
I. POLICY
     A. It is the policy of American Pacific Corporation and its affiliates (collectively referred to hereinafter as the “Company”) to conduct its business ethically and in accordance with the laws of the United States and every other jurisdiction in which the Company operates. All directors and employees of the Company and consultants retained by the Company (collectively referred to hereinafter as “directors and employees”), shall adhere strictly to this policy.
II. GENERAL MATTERS
     A. Each director and employee must recognize that the Company’s reputation for integrity is an invaluable and essential asset. Each director and employee must follow, at all times, the highest standards of integrity and personal conduct in working for the Company.
     B. It is the personal responsibility of each director and employee to know, understand and diligently follow the policies and procedures set forth in the Company’s Standards of Business Conduct (the “Standards”).
     C. The prohibitions contained in these Standards apply to a director’s and an employee’s direct conduct as well as conduct done indirectly through his or her agents or any other representative.
     D. Consultants retained by the Company should be advised of the Company’s commitment to these Standards and directed to refrain from any conduct for or on behalf of the Company that would affect adversely the Company’s reputation for integrity.
     E. Each supervisor should take reasonable steps to ensure that all employees for whom he or she is responsible know and understand their obligations under these Standards as well as the Company’s commitment to enforce these Standards.
     F. All directors and employees shall comply with all insider trading laws and regulations. For further information, see the Company’s Insider Trading Policy.
     G. In some situations it may not be clear whether a provision of these Standards is intended to apply to particular conduct. In such situations the Board of Directors and the Audit Committee of the Board of Directors have full power and authority to interpret these Standards in a manner that they believe reflects the intent of the Board of Directors, and no determination that these Standards were not intended to apply to such conduct shall be deemed to be a waiver of the Standards’ prohibitions.

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III. PROHIBITED ACTS
     A. All unethical and unlawful acts are prohibited. The following areas of specific concern to the Company are listed as non-exclusive examples of prohibited conduct:
     1. Bribes, kickbacks or other unlawful payments made by or on behalf of the Company, directly or indirectly;
     2. Maintenance of funds or assets by or on behalf of the Company for any unethical or unlawful purpose, or maintenance of funds or assets by or on behalf of the Company for any purpose not disclosed in the books and records of the Company;
     3. False or misleading entries in or material omissions from the books and records of the Company;
     4. Payments made by or on behalf of the Company for purposes other than those described by the Company’s supporting documents and records;
     5. Unlawful political contributions made by or on behalf of the Company, directly or indirectly; and
     6. Solicitation or acquisition, in violation of the law, regulation or authorized government procurement procedure, of customer or competitor related data.
     B. Directors and employees, both individually and collectively, must act in a manner that will facilitate full and fair disclosure of the Company’s financial condition and results of operations in accordance with applicable accounting principles, laws, rules and regulations, and in such connection, keep the Company’s books and records so as to fully and fairly reflect all Company transactions. Directors and employees must be mindful that these records will be used for the purpose of providing full, fair, accurate and timely disclosure in reports and documents that the Company files with or submits to regulatory authorities, as well as financial, stockholder and other internal or external reports, documentation or audits.
IV. CUSTOMER RELATIONS
     A. It is the Company’s policy to deal with the United States Government or any other domestic or foreign government body and its contractors fairly and honestly. Supervisors should take reasonable steps to ensure that all employees are aware of, understand and comply with the sometimes complex requirements of law, regulations and contracts that guide the Company’s work for the United States Government or any other domestic or foreign government body and its contractors. It is the responsibility of each employee to understand and follow this policy and to seek guidance whenever he or she is uncertain about a proposed course of conduct.
     B. The following are listed as non-exclusive examples of areas in which the Company requires employees to pay particular concern:

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     COSTS: Only costs properly chargeable to a contract may be billed to or reimbursed by the United States Government or any other domestic or foreign government body. Examples of improper charging of costs include: false or otherwise incorrect entries on timecards; false or otherwise incorrect subcontractor charges; false or otherwise incorrect classification of costs as direct rather than indirect; false or otherwise incorrect expense accounts; or false or otherwise incorrect charges of time or materials to a work order.
     PREPARATION AND SUBMISSION OF PROPOSALS: All employees who are involved, directly or indirectly, in supporting a proposal must take adequate precautions to ensure that cost or pricing data is current, accurate and complete, properly disclosed and documented, and retained in the appropriate files.
     PRODUCT INTEGRITY: Intentional deviation from applicable specification requirements, including product substitution, can have consequences as serious as those associated with the submission of false cost data. Product substitution includes such activities as the delivery of products that are not the same as called for by a specification, even though it may be generally thought that the substituted product is equal to or better than the one called for by the specification. No deviation is permissible except as otherwise authorized, such as by written waiver or other contractually permitted procedure.
     ENTERTAINMENT, GIFTS, AND GRATUITIES: Each of the agencies of the United States Government or any other domestic or foreign government body with which the Company transacts business has regulations prohibiting, with only minor exceptions, agency personnel from accepting any entertainment, gifts, gratuities, payment or other business courtesies which may be acceptable in the commercial sector. The letter and spirit of all such regulations must be compiled by the Company and all of its directors and employees.
     SECURITY: It is important, both from the standpoint of national security and that of assuring compliance with applicable laws, regulations and contractual requirements, that all directors and employees deal with the United States Government’s or any other domestic or foreign government body’s classified and proprietary material in the proper manner. Unauthorized access, dissemination, acceptance or handling of that material is prohibited and may constitute a violation of the law.
     MARKET INTELLIGENCE: In order to safeguard the integrity of the U.S. federal procurement process, all directors and employees must respect the confidentiality of proprietary and competition-sensitive information whether prepared by the Company, its consultants, other companies, the United States Government, or any other domestic or foreign government bodies. Directors and employees should neither seek to obtain, solicit nor accept classified, confidential, proprietary or competition-sensitive information prepared by or for the United States Government, any other domestic or foreign government bodies, or another company, or concerning a procurement process, in a manner not permitted by law or regulation or the authorized government procurement process. Information subject to this provision includes, without limitation, trade secrets and other proprietary technical data, information concerning a competitor’s costs, prices or proposals, procurement plans and technical or price evaluations concerning a particular procurement prepared by or for the procuring agency.

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V. GRATUITIES
     A. Gifts, entertainment, favors and gratuities of more than nominal value from the Company’s customers, subcontractors or suppliers may not be accepted by any director or employee.
VI. POLITICAL CONTRIBUTIONS
     A. All contributions, direct or indirect, to any political party or candidate for political office or regarding any ballot measure by any organizational component of the Company are prohibited unless such contribution has been approved in writing by the Chief Executive Officer.
VII. FOREIGN GRATUITIES AND PAYMENTS
     A. The law of the United States and the laws of most foreign countries prohibit most payments and gifts to individuals associated with foreign governments, agencies, political parties and instrumentalities of foreign governments for the following purposes:
     1. To obtain or retain business;
     2. To influence an official governmental act or decision; and
     3. To persuade an individual to act or not act in violation of his official duties
     B. All directors and employees whose duties involve contacts, directly or indirectly, with individuals associated with foreign governments, governmental instrumentalities or political parties must first obtain the written authorization of the Chief Executive Officer before making or authorizing any gift or payment of more than nominal value.
VIII. CASH PAYMENTS
     A. No payment by or on behalf of any organizational component of the Company may be in cash, except under the following circumstances:
     1. The payment is for routine services or supplies;
     2. The total payment does not exceed $500.00;
     3. The payment is properly documented; and
     4. The payment has been previously approved by the responsible financial officer.
IX. CONFLICTS OF INTEREST
     All directors and employees must conduct themselves with the highest standards of integrity, honesty and fair dealings, to preclude conflict between the interests of the Company and the personal interests of directors and employees. Directors and employees shall avoid any actions or relationships

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that could adversely affect or have the appearance of adversely affecting their judgment or actions in performing their duties.
     OUTSIDE INTERESTS, COMPETITION, AND OUTSIDE EMPLOYMENT:
     A. No director or employee of the Company shall have any outside business or financial interest, direct or indirect, in any Outside Concern or Competing Concern, which conflicts with the interests of the Company, or which interferes with his or her ability to fully perform his or her job responsibilities. For example, and not by limitation, if an employee’s job responsibilities include purchasing, or an employee is in a position to influence the Company’s purchases, he or she should have no proprietary or financial interest in any business that furnishes products, materials, or services to the Company or in any related transaction.
     B. Directors and employees may not compete with the Company or advance a Competing Concern’s interests in any way during a director’s tenure or an employee’s employment with the Company, unless specifically approved by the Board of Directors or the Corporate Governance Committee of the Board of Directors. Further, directors and employees must disclose to the Board of Directors or the Corporate Governance Committee any significant financial interest or relationship with a Competing Concern or potential Competing Concern of the Company in any of its lines of business.
     C. No director or employee shall serve as an officer, director, employee, partner, trustee, or consultant of or receive salary, fees, dividends or other income (except dividends and interest from publicly traded securities or other similar passive investments) from any Outside Concern or Competing Concern, unless that relationship has been fully disclosed to and approved by the Company’s Board of Directors or its Corporate Governance Committee and the activity would not unduly divert the director’s or employee’s time and talents from their duties as a director or an employee of the Company.
     D. Only the Corporate Governance Committee or the Board of Directors may authorize deviation from the policies described in A through C above.
     E. The terms “Concern”, “Competing Concern”, and “Outside Concern”, are defined as follows:
     1. CONCERN: Any individual or entity, regardless or whether its form as a corporation, partnership, trust, joint venture or government entity.
     2. COMPETING CONCERN: Any type of Concern which competes with the Company or which competes with anyone or any entity who sells any product manufactured, distributed, developed or sold by the Company.
     3. OUTSIDE CONCERN: Any type of Concern with which the Company does business or to which the Company provides business, whether directly or indirectly.
     USE OF COMPANY RESOURCES: All Company assets should be used for legitimate business purposes. Without approval, directors and employees may not perform non-Company

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work or solicit such business on Company premises or while working on Company time. Further, without approval, directors and employees are not permitted to use Company property, equipment, telephones, materials, resources or proprietary information (collectively, “Company Resources”) for any outside work. Minimal personal use of Company Resources is permitted so long as it does not interfere with a director’s or an employee’s duties and does not result in pecuniary gain.
     CORPORATE OPPORTUNITIES: Directors and employees have a duty to advance the legitimate business interests of the Company when an opportunity to do so arises. Thus, directors and employees must not exploit, for their personal gain or benefit (or for the gain or benefit of their relatives, friends, or other business interests) opportunities in which the Company might be interested that they discovered through the use of Company Resources, or through their position with the Company, unless the opportunity is fully disclosed in writing to the Company’s Board of Directors or Corporate Governance Committee and the Company declines to pursue the opportunity.
     ENFORCEMENT: Intentional failure or refusal of an employee to comply with the Company’s Conflicts of Interest policy shall result in the immediate dismissal of the employee and will subject that employee to all appropriate legal proceedings. Intentional failure or refusal of a director to comply with the Company’s Conflicts of Interest policy shall result in all appropriate legal proceedings.
X. PROCUREMENT POLICY
     A. It is the policy of the Company to make all its purchases on the basis of quality, delivery and price. The only other considerations permitted are the requirements of a customer or the interests of national security. Employees must be guided at all times by the highest standard of integrity and personal conduct in their business contacts to enable the Company to deal fairly and impartially with its suppliers.
     B. The Company will foster competition among responsible suppliers through the development of efficient and low-cost sources. The Company will maintain as broad a base of suppliers as is consistent with efficient administrative practices.
     C. It is also the policy of the Company that small business concerns, including those owned and controlled by socially and economically disadvantaged individuals, shall have the maximum practicable opportunity to participate in the performance of the Company’s purchase orders and subcontracts for materials, supplies and services, consistent with the efficient and economic performance of the Company’s contracts.
XI. DISCLOSURE OF MATERIAL INFORMATION
     It is the policy of the Company to comply with all insider trading laws and regulations. For further information on this policy, see the Company’s Insider Trading Policy.

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XII. COMPLIANCE
     A. It is the responsibility of a director or an employee having knowledge of any activity that is or may be in violation of these Standards promptly to disclose such activity to the responsible supervisor, or if the director or employee prefers, to the Chief Executive Officer or his designated representative, or to the Audit Committee of the Board of Directors. Activities to be reported include the following:
     1. Violations of these Standards;
     2. Any request which the director or employee believes would violate these Standards; and
     3. Any information that gives the director or employee reason to believe any other director, employee, person or firm representing the Company has or intends to violate these Standards.
     B. Any officer receiving a director or an employee’s report will forward that report to higher management and the Chief Executive Officer or his designated representative, and take such action as higher management or the Chief Executive Officer may direct.
     C. Every director and employee shall cooperate fully with any investigation of any alleged violation of these Standards.
     D. Any director or employee who has a concern about the Company’s accounting, internal controls or auditing matters, may communicate those concerns to the Audit Committee. The communications may be confidential or anonymous and may be submitted in writing, by phone or by email. Information on how to report such concerns is contained in a separate policy entitled “How to Report Certain Concerns to the Audit Committee.”
     E. Retribution against any director or employee for any of the above reporting is prohibited and will not be tolerated.
XIV. COMPLIANCE OVERSIGHT
     A. The Chief Executive Officer or his designated representative shall exercise principal responsibility to direct and administer inquiries into reports of violations and monitor enforcement of this policy, subject to the supervision of the Audit Committee of the Board of Directors.
     B. The Chief Executive Officer or his designated representative shall be advised promptly by the manager of every organizational component of the Company of the following:
     1. Any allegation by a non-director or non-employee that there has been any fraud, false statement, false claim or other violation of law, regulation, or procedure, in connection with any contract of the Company with the United States Government or any other domestic or foreign government body;

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     2. Any director’s or employee’s report received in any organizational component of the Company of any actual or potential violation of these Standards; and
     3. Any other actual or potential violation of these Standards which the manager regards as significant.
     C. Any waivers, changes, amendments or modifications of these Standards must be approved by the Board of Directors of the Company.
     D. Amendments to and waivers from these Standards will be disclosed as required by applicable securities laws, rules and regulations and the Marketplace Rules of The NASDAQ Stock Market LLC.
XV. SANCTIONS
     A. Any director or employee who violates these Standards is subject to strict disciplinary action which may include, without limitation, dismissal, demotion, suspension without pay, written reprimand, reduction in salary or delay or reduction of any pay increase that might otherwise be granted.
     B. All directors and employees should be aware that certain matters prohibited by these Standards may give rise to civil remedies independent of any employment disciplinary action or criminal prosecution that may, upon conviction, result in significant fines and imprisonment for an extended period of time.
Effective: 3/30/90

/s/ JOHN R. GIBSON

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